BY FAX AND BY COURIER

June 15, 2007


Ms. April Sifford
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.
20549-7010

Dear Ms. Sifford:

RE:      FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2006
         (FILE NO. 333-90736)

Reference is made to comment regarding the Form 40-F (the "FORM 40-F") of Western Oil Sands Inc., a Canadian corporation (the "COMPANY"), for the fiscal year ended December 31, 2006 received from the Staff (the "Staff") of the Securities and Exchange Commission (the "COMMISSION") in a letter from the Division of Corporation Finance, dated June 5, 2007 (the "SECOND COMMENT LETTER"). This letter is our response to the Second Comment Letter. We have reproduced the comment for ease of reference. Capitalized terms not defined in this letter are used as defined in the Form 40-F.

The Company's response to the Staff's comment is as follows:

FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

10 ASSET RETIREMENT OBLIGATION, PAGE 11

1. WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 1 OF OUR LETTER DATED MAY 3, 2007. THE BASIS FOR THE REVISION TO THE ASSET RETIREMENT OBLIGATION AMOUNT DURING THE FISCAL YEAR 2006 REMAINS UNCLEAR. WE UNDERSTAND THAT OF THE $10.3 MILLION REVISION AMOUNT, APPROXIMATELY $6.3 MILLION RELATES TO INCREASES IN INFLATION RATE ESTIMATES AND APPROXIMATELY $4.0 MILLION RELATES TO CHANGES IN THE TIMING OF RECLAMATION ACTIVITIES. HOWEVER, YOUR RESPONSE DID NOT SPECIFICALLY ADDRESS WHAT FACTORS OCCURRED DURING FISCAL YEAR 2006 WHICH CAUSED YOU TO CONCLUDE A REVISION OF INFLATION RATE ESTIMATES WAS REQUIRED. IN ADDITION, YOUR RESPONSE DID NOT IDENTIFY THE PREVIOUS ESTIMATED TIMING OF RECLAMATION ACTIVITIES AS COMPARED TO THE NEW ESTIMATED TIMING AND WHAT EVENT OTHER THAN A REVIEW OF THE MINE PLAN BY THE AOSP ENGINEERS CAUSED THE DATES TO CHANGE. PLEASE PROVIDE US WITH THIS INFORMATION TO DETERMINE WHAT NEW INFORMATION WAS IDENTIFIED DURING FISCAL YEAR 2006 TO JUSTIFY A SIGNIFICANT REVISION TO PREVIOUSLY RECORDED AMOUNTS. IN YOUR RESPONSE, PLEASE ADDRESS WHY YOU BELIEVE THIS REVISION TO MORE THAN DOUBLE THE AMOUNT OF THE ASSET RETIREMENT OBLIGATION RECORDED AS OF DECEMBER 31, 2005 SHOULD BE CONSIDERED A CHANGE OF ESTIMATE VERSUS A CORRECTION OF AN ERROR.

RESPONSE TO COMMENT 1:

Inflation Factors:

     As indicated in our response dated May 23, 2007, high industry activity, demand for goods and services in Alberta as well as strong WTI prices during fiscal year 2006 affected our estimates of inflation used in calculating the asset retirement obligation. Increased inflation was pervasive across Alberta, particularly in Calgary and the Fort McMurray region where the Athabasca Oil Sands Project ("AOSP") is located. Inflationary factors were fueled by supply and demand imbalance for goods and services particularly in the oil sands sector. Specific factors supporting this review of the inflation used in the asset retirement obligation were as follows:

     o As discussed in the Company's press releases dated July 5 and 28, 2006 related to anticipated costs for Expansion 1 of the AOSP, the AOSP completed an extensive feasibility study in 2006 followed by a rigorous cost estimate and assurance review process. As a result of this review, which took into consideration the inflationary market for labour, materials and equipment, the cost estimates associated with Expansion 1 were increased by approximately 50 per cent from those that were previously anticipated.

     o Other large, capital intensive projects in the Ft. McMurray region announced or warned of cost overruns as a result of the active oil sands environment, and the strong demand for labour and associated costs. These projects include:

          o    Nexen Inc. and Opti Canada Inc.'s Long Lake Project;

          o    Synenco Energy Inc.'s Northern Lights Project; and

          o UTS Energy Corporation, Petro-Canada Oil Sands Inc. and Teck Cominco Limited's Fort Hills Project.

Timing of Reclamation Activities:

          Previously, the Company estimated reclamation activities to occur between 2007 to 2035 and this timing has not changed significantly. However, during 2006, the timing of future activities within this period has shifted as a result of the changes to the mine plan. As indicated in our response dated May 23, 2007, a review of the mine plan was completed by the AOSP engineers, re-evaluating the timing of reclamation activities and the estimated cost of the reclamation of the land disturbed in our mining operations. The mine plan is regularly reviewed to incorporate new information from operational experience and derived from activities such as core sampling or drilling. As the AOSP commenced operations in late 2002 to early 2003 and has ramped up production steadily each year thereafter, the AOSP owners and engineers have been able to either validate or modify the assumptions made in earlier mine plans. These assumptions are modified to optimize resource recovery through mining and processing activities. These modifications can result in consequential changes to the timing of future reclamation activities, including those mentioned in our response dated May 23, 2007. For example, operational experience caused a change to the specific assumption around the estimated useful life of the tailings pond, which impacts the estimated timing of its reclamation.

For the Company to calculate asset retirement obligation it must estimate both inflation and the timing of when reclamation activities are going to take place. Due to the long period in which reclamation activities are expected to occur, approximately over 30 years, a change in inflation or expected timing can have a significant impact to our estimate of asset retirement obligation. A change in either inflation or estimated timing based upon a review of new information such as described in this letter is therefore seen as a change in estimate and not a correction of an error.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (403) 233-1707.


Yours truly,

WESTERN OIL SANDS INC.



/s/ David A. Dyck
------------------------------
David A. Dyck
Senior Vice President, Finance
and Chief Financial Officer